Axos Q4 Fiscal 2022 Earnings Supplement



August 4, 2022

NYSE: AX

axos™
Banking Evolved℠

Loan Growth by Category for Fourth Quarter Ended June 30, 2022

axos™

$ millions

Loans	Category	Sub-category	Q4 FY22	Q3 FY22	Inc (Dec)
Loans	Single Family Mortgage & Warehouse	Jumbo Mortgage	$3,707	$3,549	158
		SF Warehouse Lending	281	423	(142)
	Multifamily & Commercial Mortgage	Multifamily	2,085	2,080	5
		Small Balance Commercial	793	583	210
	Commercial Real Estate	CRE Specialty	4,395	4,102	293
		Lender Finance RE	386	191	195
	Commercial & Industrial Non-RE	Lender Finance Non RE	741	676	65
		Equipment Leasing	115	107	8
		Asset-Based Lending	1,172	998	174
	Auto & Consumer	Auto	493	454	39
		Unsecured / OD	74	67	7
	Other		11	16	(5)
			$14,253	$ 13,246	$1,007

Interest Rate Components of Loan and Lease Portfolio

At June 30, 2022

Mix of Loan Repricing Types



Fixed
9%
Hybrid
39%
Variable
52%

Fixed/Hybrid Years to Maturity / Repricing*



$M
8,000
7,000
6,000
5,000
4,000
3,000
2,000
1,000
-
278
597
1,671
2,901
5,572
6,701
6,717
6,774
1/2
1
2
3
5
10
20
>20
Years
5%
11%
24%
43%
86%
99%
99%
100%

* -Excludes SFR Warehouse. Assumes Hybrids prepaying at 15% CPR

Floor Analysis** – Variable-Rate Loans



$M
5,829
6,324
6,760
6,999
7,206
In the money
+75 Bps
+100 Bps
+150 Bps
+200 Bps
79%
86%
91%
95%
98%

**Prior to the Fed's 75 bps Increase in the Fed Funds Rate on 7/27/22

Change in Allowance for Credit Losses (ACL) & Unfunded Loan Commitments Liability (UCL)

($ in millions)


165
160
155
150
145
140
135
130
125
120
9.7
143.4
(1.2)
0.4
1.3
6.0
11.0
148.6
March 31, 2022
ACL + UCL
Gross
Charge-offs
Gross
Recoveries
Provisions for
credit losses
June 30, 2022
ACL + UCL
ACL
UCL

Allowance for Credit Losses (ACL) by Loan Category as of June 30, 2022

$ millions

Loans	Loan Balance	ACL $	ACL %
Single Family - Mortgage and Warehouse	$3,988.5	$19.7	0.49%
Multifamily & Commercial Mortgage	2,877.7	14.6	0.51%
Commercial Real Estate	4,781.0	69.3	1.45%
Commercial & Industrial Non-RE	2,028.1	30.8	1.52%
Auto & Consumer	567.2	14.1	2.49%
Other	11.1	0.1	0.28%
	$14,253.6	$148.6	1.04%

Credit Quality ($ millions)

No Loans Subject to Forbearance or Deferral for Over a Year

3/31/2022	Loans O/S	NPAs	%
Single Family-Mortgage & Warehouse	$3,972.1	$113.3	2.85%
Multifamily and Commercial Mortgage	2,662.5	9.7	0.36%
Commercial Real Estate	4,293.0	15.0	0.36%
Commercial & Industrial - Non-RE	1,780.6	0.0	0.00%
Auto & Consumer	521.9	0.4	0.08%
Other	16.1	0.4	2.30%
Total	$13,246.2	$138.8	1.05%

6/30/2022	Loans O/S	NPAs	%
Single Family-Mortgage & Warehouse	$3,988.5	$66.4	1.66%
Multifamily and Commercial Mortgage	2,877.7	33.4	1.16%
Commercial Real Estate	4,781.0	14.9	0.31%
Commercial & Industrial - Non-RE	2,028.1	3.0	0.15%
Auto & Consumer	567.2	0.4	0.07%
Other	11.1	0.1	0.90%
Total	$14,253.6	$118.2	0.83%

Change at 6/30/22 from 3/31/22	Loans O/S	NPAs
Single Family-Mortgage & Warehouse	$16.4	($46.9)
Multifamily and Commercial Mortgage	215.2	23.7
Commercial Real Estate	488.0	(0.1)
Commercial & Industrial - Non-RE	247.5	3.0
Auto & Consumer	45.3	0.0
Other	(5.0)	(0.3)
Total	$1,007.4	($20.6)

Contact Information

Greg Garrabrants, President and CEO
Derrick Walsh, EVP and CFO
Andy Micheletti, EVP-Finance

investors@axosfinancial.com
www.axosfinancial.com

Johnny Lai, SVP Corporate Development and Investor Relations

Phone: 858.649.2218

Mobile: 858.245.1442

jlai@axosfinancial.com